Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2011	2010
(Dollars in thousands)
EARNINGS:
Income before income taxes	$63,472	$86,750
Add (deduct):
Equity in earnings of unconsolidated entities	(20,891)	(24,694)
Distributions from unconsolidated entities	8,323	7,238
Amortization of capitalized interest	142	109
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,524)	(6,051)
	$45,522	$63,352
Add fixed charges:
Consolidated interest expense (1)	15,186	16,524
Interest portion (1/3) of consolidated rent expense	10,644	10,421
	$71,352	$90,297

FIXED CHARGES:
Consolidated interest expense (1)	$15,186	$16,524
Capitalized interest	1,068	534
Interest portion (1/3) of consolidated rent expense	10,644	10,421
	$26,898	$27,479

RATIO OF EARNINGS TO FIXED CHARGES	2.65	3.29

(1)     Interest expense on income tax contingencies is not included in fixed charges.